1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
February 28, 2024	www.integraresources.com

INTEGRA EXERCISES OPTION TO ACQUIRE STRATEGIC CLAIMS AT DELAMAR PROJECT

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that through its wholly owned subsidiary, DeLamar Mining Company ("DMC"), it has exercised an option (the "Option") to acquire seventeen unpatented claims in the Rich Gulch area ("Rich Gulch") (the "Acquisition"). The Rich Gulch claims are located adjacent to the Florida Mountain Deposit at the DeLamar Project (the "Project" or "DeLamar") in southwestern Idaho.

Rich Gulch is approximately 2 kilometers (1.2 miles) west-southwest of the Florida Mountain Deposit at the base of the Jacobs Gulch stockpile. Control of the Rich Gulch claims at the Project will provide operational flexibility to the Company in future mining and processing scenarios. In the upcoming Feasibility Study, a Development Rock Storage Facility ("DRSF") will be located at Rich Gulch to accommodate mining activities at the adjacent Florida Mountain Deposit and Jacobs Gulch stockpile.

The Acquisition is expected to close on or about March 8, 2024. Upon closing of the Acquisition, DMC will acquire all of the member interests of Rich Gulch, LLC ("Rich Gulch LLC"), the undivided 100% owner of the Rich Gulch claims. The closing of the Acquisition is subject to the satisfaction of certain closing conditions and consents, including, but not limited to, the approval of the TSX Venture Exchange (the "TSXV").

Integra's President, CEO & Director, Jason Kosec commented: "The acquisition of the Rich Gulch claims represents a small, but strategic transaction for Integra. Located immediately adjacent to the Florida Mountain Deposit, Rich Gulch is an efficient location for a DRSF during future mining operations at the Project. Work on an updated mine plan, which includes the use of the Rich Gulch area, is underway and will form the basis of a future Feasibility Study at DeLamar. The Company continues to advance DeLamar through the National Environmental Policy Act permitting process following the submission of the Draft Mine Plan of Operations to the Bureau of Land Management in December 2023. DeLamar is one of the few development projects in the Western United States being advanced towards a construction decision."

Summary Terms of the Acquisition

Under the terms of an option agreement (the "Option Agreement") as between DMC and an arm's length vendor (the "Vendor"), DMC has the Option to purchase all of the member interests of Rich Gulch LLC (the "Interests") pursuant to a membership interest purchase agreement (the "MIPA"), to be entered into as between DMC and the Vendor.  DMC has exercised its option to enter into the MIPA.  Under the terms of the MIPA, DMC will acquire all of the Interests in exchange for US$2,100,000 (the "Purchase Price").  The Purchase Price is to be satisfied through the issuance of common shares in the capital of the Company (the "Shares") based on the five-day volume weighted average price ("VWAP") of the Shares preceding the closing date of the Acquisition (the "Closing Date"). The MIPA provides that, notwithstanding the VWAP calculation, that in no event shall the number of Shares issued to the Vendor for the Interests be less than 840,000.  The MIPA also provides that the parties to the MIPA acknowledge and agree that the regulations of the TSXV with respect to the setting of a floor issue price (that may be different than the VWAP calculation) will apply to the issuance of the Shares.

The Shares to be issued will be subject to a statutory hold period of four months and a day, and a voluntary lock-up from which 25% will be released 45 and 90 days, respectively, from the Closing Date, and 50% released on January 3, 2025.

As consideration for the grant of the Option pursuant to the Option Agreement, DMC paid to the Vendor US$24,000 in cash.

No finder's fees have been paid or are payable in connection with the Acquisition.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Raphael Dutaut, Ph.D (P.Geo), Integra's Vice President, Exploration. Mr. Dutaut is a "qualified person" as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

DeLamar Project Overview

The past producing DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, is located in Owyhee County in southwest Idaho. Since acquiring the Project in 2017, the Company has demonstrated significant resource growth and conversion while demonstrating robust economic studies in its maiden Preliminary Economic Assessment and Preliminary Feasibility Study. An independent technical report for the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedarplus.ca

About Integra Resources

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its two flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project, comprised of the Wildcat and Mountain View deposits, located in northwestern Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier gold and silver producer.

ON BEHALF OF THE BOARD OF DIRECTORS

Jason Kosec
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: closing of the Acquisition; the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: closing of the Acquisition including the timely receipt of all necessary approvals and consents, as applicable; the Company's ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: risks related to the timely receipt of all necessary approvals and consents, as applicable, in connection with the Acquisition; integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 17, 2023 for the fiscal year ended December 31, 2022, and Millennial Precious Metals Corp's management's discussion and analysis dated April 28, 2023 for the fiscal year ended December 31, 2022.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.